Exhibit 99.2
Sun Life Financial declares quarterly dividend
on Common and Preferred Shares
(TORONTO) – May 1, 2007 – The Board of Directors of Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a quarterly shareholder dividend of $0.32 per common share, payable July 3, 2007 to shareholders of record at the close of business on May 23, 2007. This is the same amount as paid in the previous quarter.
The Board of Directors of Sun Life Financial Inc. also announced quarterly dividends of $0.296875 per Class A Non-Cumulative Preferred Share Series 1; $0.30 per Class A Non-Cumulative Preferred Share Series 2; $0.278125 per Class A Non-Cumulative Preferred Share Series 3; $0.278125 per Class A Non-Cumulative Preferred Shares Series 4; and $0.28125 per Class A Non-Cumulative Preferred Share Series 5, payable June 29, 2007 to shareholders of record at the close of business on May 23, 2007.
Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2007, the Sun Life Financial group of companies had total assets under management of $446 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Senior Manager	Vice-President, Investor Relations
External Communications & Corporate Affairs	Tel: 416-204-8163
Tel: 519-888-3160	investor.relations@sunlife.com
susan.jantzi@sunlife.com